03015020

RECEIVED FEB 2 8 2003 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon, Haskett & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Arch Street
(No. and Street)

Greenwich, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan S. Gordon 203-862-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway, (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan S. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon, Haskett & Co., as of December 31, 2002, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

x ______________________________
Signature

GENERAL PARTNER
Title

____
Notary Public

DAVID HILL
NOTARY PUBLIC
MY COMMISSION EXPIRES 10/31/2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON, HASKETT & CO.
(A PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Partners of
Gordon, Haskett & Co.
71 Arch Street
Greenwich, CT 06830

We have audited the accompanying statement of financial condition of Gordon, Haskett & Co. (A Partnership) as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon, Haskett & Co. (A Partnership) as of December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
February 24, 2003

p:\nyclnts\clients\c32220\2002\123102fs

GORDON, HASKETT & CO.
(A PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 411,227
Receivables from brokers and dealers	1,092
Securities owned, at market value	
U.S. Treasury bills and notes	1,008,261
Stock	577
Exchange membership, at cost (approximate market value $2,000,000)	155,000
Security deposit	3,300
Total assets	$ 1,579,457

LIABILITIES AND PARTNERSHIP CAPITAL

Accounts payable and accrued liabilities	$ 25,000
Commitments and contingencies	
Partnership capital	1,554,457
Total liabilities and partnership capital	$ 1,579,457

The accompanying notes are an integral part of these financial statements.

GORDON, HASKETT & CO.
(A PARTNERSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

The Partnership is primarily engaged in buying and selling securities as a securities broker. The Partnership also provides consulting, research and financial services to various institutions. The Partnership, like other securities entities, is affected by economic and political conditions.

The Firm operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provides that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Basis of Accounting

Securities transactions (and related revenues and expenses) are reflected in the financial statements on a settlement date basis. There is no material difference between the trade and settlement dates. The Partnership trading and investment accounts are valued at market and the resulting unrealized gains and losses are reflected in earnings.

(c) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term money market funds, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

(d) Income Taxes

No provision has been made for income taxes, since each partner is liable for his proportionate share of income taxes on partnership income.

(e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Net Capital Requirement

The Firm's minimum net capital requirement under rule 15c3-1 of the SEC was $50,000, whereas the net capital as computed was $1,380,387, leaving an excess net capital of $1,330,387. The capital ratio computed was 2%, versus an allowable maximum of 1500%.

Note 3 - Related Party Transactions

(a) The Partnership engaged an affiliated partnership to provide computer and other professional services. The partners of the Partnership are also partners in this entity. For the year ended December 31, 2002, payments of $50,000 were made to this entity.

(b) The Partnership incurred and paid $1,185,000 of marketing fees to an entity which is 100% owned by one of the partners for the year ended December 31, 2002.

Note 4 - Commitments and Contingencies

(a) **Lease**

The Partnership occupies office space under a sublease agreement expiring January 31, 2004, with annual rentals, plus its share of utility costs. The minimum annual rentals are as follows:

Year	Amount
2003	$ 56,475
2004	4,725

Office rent expense for the year ended December 31, 2002, included in general and administrative expenses, was approximately $65,000.

(b) **Sales and Use Tax Assessment**

The Partnership has been assessed state sales and use tax totaling approximately $161,000, including interest and late penalties as of December 31, 2002 for the period from January 1, 1994 through December 31, 1996. The Partnership believes that this assessment has no validity and is vigorously pursuing to settle this claim for a de minimis amount. Accordingly, no provision has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the settlement process, it is at least relatively possible that management's view of the outcome will change in the near term.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Firm's statement of financial condition, as at December 31, 2002, pursuant to SEC rule 17a-5, is available for examination at the Firm's main office and at the regional office of the SEC.